

October 10, 2012

<u>Via E-mail</u>
Daniel T. Noreck
Chief Financial Officer
Providence and Worcester Railroad Company
75 Hammond Street,
Worcester, Massachusetts 01610

> **Re: Providence and Worcester Railroad Company**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed on March 23, 2012**
> **Form 8-K**
> **Filed on April 6, 2012**
> **File No. 001-12761**

Dear Mr. Noreck:

 We have reviewed your response letter dated September 20, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 8-K filed on April 6, 2012</u>

1.   We note your response to prior comment 1. In your responses and in the Form 8-K filed on April 6, 2012, you have described this transaction as a settlement agreement which resolves certain disputes between the parties. Revenue earning activities are defined in ASC 605-10-25-1(b) as activities that involve delivering or producing goods, rendering services, or other activities that constitute its ongoing major or central operations. Therefore, this transaction is not a part of your ongoing major or central operations and we do not believe it should be accounted for as revenue. This transaction appears to be more of an incidental or peripheral activity and thus more appropriately accounted for as other income. Alternatively, since you have described this transaction as reimbursement by Amtrak of additional operating expenses incurred by you as result of Amtrak's failure to carry out their obligations under the 1978 Agreement, it may be appropriate to classify the consideration received as a reduction of operating expenses. Based on the above we believe you should amend

your Form 10-Q for the quarter ended June 30, 2012 to restate your financial statements to account for the transaction as either other income or as a reduction of expenses.

2.   In connection with the comment above, we note from your disclosure in footnote 8 of your Form 10-K for the year ended December 31, 2011 that you account for other items as revenue, such as the sales of property and equipment, other legal settlements, and interest. These items do not appear to be to be a part of your ongoing major or central operations and, thus do not appear to be revenue generating activities. While these types of items may reoccur, the individual transactions are not the result of ongoing operations. As such, please revise to classify these items as other income below operating income.

You may contact Aamira Chaudhry at (202) 551-3389 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief